Aimee Williams-Ramey
Senior Vice President and General Counsel
3150 Sabre Drive, Southlake, TX 76092 USA
T: 682 213 4758
aimee.williams-ramey@sabre.com

January 15, 2021

Via EDGAR

Ms. Kathryn Jacobson
Senior Staff Accountant
Office of Technology
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019, filed February 26, 2020
Form 10-Q for the Quarter Ended September 30, 2020, filed November 6, 2020
File No. 001-36422

Dear Ms. Jacobson:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated December 10, 2020 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff's comments are retyped below.

Form 10-Q for the Quarter Ended September 30, 2020

1. General Information, page 6

Staff Comment No. 1

Per your disclosure, technology costs include (in part) “expensed research and development labor costs associated with (y)our development teams responsible for the maintenance and enhancement of (y)our existing products and the development of new products and services.” As defined, technology costs appear to combine research and development costs with certain costs of revenue. Please tell us how you considered presenting research and development costs separately pursuant to ASC 730-10-50-1 and Rules 10-01 and 5-03(b)(3) of Regulation S-X.

Company’s Response:

Ms. Kathryn Jacobson
January 15, 2021

The Company’s research and development costs, as defined by ASC 730-10-50-1 and ASC 730-10-55-1, for the year ended December 31, 2019 were, and are expected to continue to be, de minimis due to the nature of the Company’s business and its products and therefore are immaterial for separate disclosure. The Company will remove the reference to research and development costs from the description of technology costs in its future filings.

Staff Comment No. 2

We note your disclosure on page 3 of your Form 10-K for the year ended December 31, 2019, that a variety of products and services run on your technology infrastructure providing travel applications between customers and travel suppliers. In this regard, please tell us why Technology costs, exclusive of research and development costs, are not included in cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X.

Company’s Response:

The Company acknowledges that Rule 5-03(b)(2) requires separate presentation of cost of revenues. The nature of the Company’s technology costs include hosting, third party software, maintenance, and labor costs as well as the current investments the Company is making to migrate solutions to the cloud. The Company believes there is significant judgment in determining what portion of these amounts represents cost of revenues as opposed to other costs (e.g. SG&A) and therefore have presented technology costs as a separate line item. For that reason, the Company notes that diversity in practice exists among SaaS registrants in the presentation of technology costs given their significance.

Staff Comment No. 3

We note your response to comment four, explaining how you combined the Travel Network and Airline Solutions segments and their respective reporting units into a new combined segment and reporting unit. Provide analysis supporting aggregation of your reporting units and address in your response ASC 350-20-35, paragraphs 33 to 38, specifically considering ASC 280-10-50-11.

Company’s Response:
On June 4, 2020 and July 7, 2020, the Company announced operational realignment of its legacy business segments (Travel Network and Airline Solutions), to retail, distribute and fulfil travel by serving its airline and agency customers collectively through its Travel Solutions business (a single operating segment). During the third quarter of 2020, the operating activities of these legacy business segments were merged, and the reporting structure for the Company’s employees was realigned, which included the elimination of redundant positions and the revision of the Company’s revenue and cost reporting structures within its internal systems. This operational and reporting realignment also resulted in a single reporting unit as separate results are no longer available within its reporting structure.
Travel Solutions’ segment manager is David Shirk, President – Travel Solutions. Discrete financial information reviewed by Mr. Shirk at a level lower than the Travel Solutions segment is limited to revenue performance by product (i.e., IT solutions versus distribution), which is separately disclosed in the Company’s disaggregated revenue disclosure. A fully allocated

Ms. Kathryn Jacobson
January 15, 2021

performance measure by product (e.g., Operating Income, EBITDA, or GAAP net income) is not presented or reviewed by Mr. Shirk. Available discrete financial information that is regularly reviewed is, therefore, not available below the Travel Solutions operating segment level.
In accordance with ASC 350-20-35, the Company performed an impairment analysis of its goodwill prior to the change in segments for the legacy Travel Network and Airline Solutions reporting units as of June 30, 2020. As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2020, the assessment represented an update to the interim quantitative assessment performed as of March 31, 2020 and there were no further indicators of impairment. The Company performed an additional qualitative assessment subsequent to the operational realignment of the Company’s business as of June 30, 2020, and there were no indicators of impairment.

2. Revenue from Contracts with Customers Revenue, page 8

Staff Comment No. 4

We note your response to comment three. Please tell us how you considered disclosing:
•your method for estimating variable consideration in light of the change in your estimation of cancellations reserves from a historical view approach. Refer to ASC 606-10-32-8.
•whether the estimate of future cancelled bookings was adjusted from historical rates to also consider the impact of the mix between corporate and leisure bookings and related incentive consideration (in addition to the mix of cancellations between domestic and international bookings).
•whether your cancellation reserve is calculated and reported net of reduction in incentives. In this regard, we note your statement in your second quarter earnings call that "half of the impact of cancellations is offset by reductions in incentives."

Company’s Response:

In Notes 1 and 2 to the Company’s consolidated financial statements in its quarterly reports on Form 10-Q filed in its 2020 fiscal year, the Company has disclosed the high estimation uncertainty that exists in the current environment impacting its estimation of cancellation activity. The Company utilizes the expected value approach and will make this disclosure explicit in its future filings.

The mix between corporate and leisure travel does not directly impact the Company’s estimate of the cancellation reserve as there is no meaningful economic difference between a corporate and leisure booking regarding the rates that the Company earns. As disclosed, the most significant assumption in estimating the cancellation reserve is the expected cancellation mix between domestic and international travel given the varying rates the Company earns on these respective tickets.

The cancellation reserve is calculated for revenue and is not presented net of a reduction for incentives. Separate from the revenue cancellation reserve, the Company records a reduction to incentive expense within cost of revenue for amounts considered probable of recovery from travel agencies for incentives previously paid on cancelled bookings.

Ms. Kathryn Jacobson
January 15, 2021

15. Segment Information, page 25

Staff Comment No. 5

We note that your CODM utilizes Adjusted Gross Profit (Loss), Adjusted Operating Loss (Income) and Adjusted EBITDA as the measures of profitability to evaluate segment performance and allocate resources. If the CODM uses more than one measure of a segment's profit or loss, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28 and please tell us your consideration of disclosing more than one measure of segment profit or loss.

Company’s Response:

The Company will revise its future disclosures in Note 15. Segment Information to include only one measure of segment profit or loss represented by Adjusted Operating Loss (Income),and will remove Adjusted Gross Profit (Loss) and Adjusted EBITDA from the disclosure. While all of these measures are presented to the Company’s CODM, the primary measure used to evaluate segment performance that aligns most consistently with the measurement principles within its consolidated financial statements is Adjusted Operating Loss (Income).

Definitions of Non-GAAP Financial Measures, page 32

Staff Comment No. 6

We note your response to prior comment 5. It appears that upfront incentive consideration and capitalized implementation costs comprise costs of revenue directly associated with your contracts with customers. Please explain why it is appropriate to exclude either or both of these direct costs from non-GAAP performance measures. We refer you to Question 100.04 of the Non-GAAP Compliance & Disclosure Interpretations.

Company’s Response

The non-GAAP performance measures that exclude upfront incentive consideration and capitalized implementation costs amortization are Adjusted Gross Profit and Adjusted EBITDA, which aligns with management’s views of these calculations. The Company will remove Adjusted Gross Profit from its non-GAAP disclosures in future filings.
The Company has disclosed its non-GAAP Adjusted EBITDA measure in accordance with the guidelines in Item 10e Regulation S-K, as specific amounts, as indicated in the reconciliation, are excluded in their entirety. The Company respectfully notes that it has not modified or tailored its recognition or measurement methodologies for the amortization of upfront incentive consideration and capitalized implementation cost in any of the measurements presented. The Company excludes amortization of capitalized implementation costs from Adjusted EBITDA in connection with excluding total depreciation and amortization to present this metric without the impacts of amortizing assets, and excludes the amortization of upfront incentive consideration due to the nature of the payments, for peer-to peer comparability and to present Adjusted

Ms. Kathryn Jacobson
January 15, 2021

EBITDA without the impacts of amortizing assets. See the Company’s response to Staff Comment No. 5 in our response letter dated October 13, 2020 for additional details regarding these costs.
The Company also notes that it defines and presents tabular reconciliations of this measurement to assist investors regarding the information presented and discloses the limitations of these financial metrics (see “Definitions of Non-GAAP Financial Measures on pages 34 and 35 of the Company’s Form 10-Q for the quarter ended September 30, 2020). To provide additional clarity, the Company will include a specific reference to these costs within these disclosures in its future filings, as follows (underlined portion represents addition to current disclosures):
Definitions of Non-GAAP Financial Measures
. . .
Our use of these measures has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:
. . .
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;
•Adjusted EBITDA does not reflect amortization of capitalized implementation costs associated with our revenue contracts or amortization of upfront incentive consideration, which may require future working capital or cash needs in the future;
•Adjusted Operating (Loss) Income, Adjusted Net (Loss) Income and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
. . .

Staff Comment No. 7

We note on page 36 that you reconcile Adjusted Net (Loss) Income from continuing operations to Net (loss) income attributable to common shareholders which is its most comparable GAAP measure. However, you reconcile Adjusted EBITDA and Adjusted Operating (Loss) Income to Adjusted Net (Loss) Income from Continuing Operations and Adjusted EBITDA respectively, which are non-GAAP measures. Please provide separate reconciliations of Adjusted EBITDA and Adjusted Operating (Loss) Income to their most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company’s Response:

In future filings, the Company will include reconciliations of Adjusted Operating (Loss) Income to Operating Loss (Income) and Adjusted EBITDA to Net (Loss) Income from continuing operations within its discussion of non-GAAP disclosures in the Management’s Discussion and Analysis of

Ms. Kathryn Jacobson
January 15, 2021

Financial Condition and Results of Operations. The Company notes that these reconciliations have historically been included in Note 15. Segment Information.

Staff Comment No. 8

On pages 37 to 39, you present Adjusted Gross Profit (Loss). Please reconcile Adjusted Gross Profit (Loss) to a GAAP Gross Profit which is the most directly comparable GAAP measure.

Company’s Response:

In future filings, the Company will remove the non-GAAP disclosure of Adjusted Gross Profit (Loss).

Liquidity and Capital Resources, page 46

Staff Comment No. 9

In future filings, please quantify and summarize the significant cash outflows that have impacted your liquidity for the current period and those items that will entail any other known significant future uses of cash. In this regard, we note in your third quarter 2020 earnings call, that in addition to $20 million in severance payments during the period and $13 million net cash outflows to carriers resulting from previous booking cancellations, your fourth quarter free cash flow will be negatively impacted by approximately $90 million due to "seasonality of cash interest payments, employee cash benefits which will now be paid in Q4 2020, and additional severance payments "to conclude the bulk of the severance payments associated with the actions taken in 2020." Please consider a discussion of such items under "Operating Activities" on page 50 in lieu of a recitation of the changes in the statements of cash flows.

Company’s Response:

In its future disclosures, the Company will include material items that impacted or are expected to impact its liquidity and capital resources, such as the items the Staff references above. The Company respectfully notes that, in the future, the items referenced above may not be material to the Company’s liquidity or may otherwise be normal course activities, which the Company will consider with respect to these future disclosures.

Critical Accounting Estimates, page 51

Staff Comment No. 10

We note your response to comment six. Please explain to us:
•how you considered revising your March 31, 2020 Travel Network's forecasts underlying the discounted cash flows used to determine fair value in view of subsequent period actual revenues and trends known to management as of September 30, 2020.

Ms. Kathryn Jacobson
January 15, 2021

•the basis for your assumption of a "reduced level of risk", resulting in a lower risk- adjusted discount rate of 11% within the sensitivity analysis of the Airline Solutions reporting unit in the wake of the Covid-19 epidemic. Please tell us the basis for the change in the assumed longer recovery periods and lower growth rates in the post- recovery periods and the appropriateness of those assumptions through the period ended September 30, 2020.

Company’s Response:

As disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2020, the Company concluded a triggering event occurred requiring an interim quantitative impairment assessment of the Company’s long-lived assets, including goodwill. As of the end of the first quarter of 2020, the Company estimated the fair value of the Travel Network and Airline Solutions reporting units using a discounted cash flow method and estimated the fair value of the Hospitality Solutions reporting unit using a market multiple method. Travel Network’s estimated fair value exceeded its carrying value by approximately 89% in this analysis.

As Airline Solutions’ estimated fair value approximated its carrying value as of March 31, 2020, the Company performed an additional sensitivity analysis on this reporting unit, by stress testing the estimated recovery period when travel would return to 2019 capacity levels. In the sensitized analysis, the discount rate adjustment was considered reasonable given the reduced forecast risk which was also supported in the reconciliation of the sensitized fair values to the Company’s market capitalization. In performing this sensitivity analysis, the Company determined that a key underlying assumption is the period in which travel returns to 2019 capacity levels, which was disclosed in the Form 10-Q for the quarter ended March 31, 2020. Losses in the discrete period were not sensitive to the analysis. The sensitized analysis did not result in an impairment as of March 31, 2020.

Although the Company experienced further losses in the second quarter of 2020 (which were less than those considered in our sensitized Q1 analysis), based on its knowledge of the travel industry and consideration of other available information, the Company did not have any new information that would suggest that the period of recovery to 2019 capacity levels had materially changed. The Company therefore concluded there were no further indicators of impairment as of June 30, 2020 for any of its reporting segments, including specifically its Airline Solutions segment.

During the third quarter, the Company’s goodwill impairment analysis was performed for the Travel Solutions and Hospitality Solutions segments, given its reorganization. Please see the Company’s response to Staff Comment No. 3 above for further information on this impairment analysis. Given the significant headroom in these segments, there was no contrary information during the third quarter that would indicate goodwill was impaired as of September 30, 2020.

Staff Comment No. 11

In future filings, please consider disclosure of the following in connection with your estimates of the fair values of your reporting units,
•your assumptions regarding the magnitude and duration of the impact of COVID-19 on revenues and operations,
•the duration of the recovery period and changes in the growth rates,
•your assumptions regarding the discount and terminal growth rates,

Ms. Kathryn Jacobson
January 15, 2021

•results of your sensitivity analysis, including your risk-reduction strategies where applicable,
•your basis for determining your market capitalization during the measurement period,
•the assumptions and methods used to support the market capitalization to fair value reconciliation of your reporting units,
•changes in your estimates, assumptions and methods during each subsequent reporting period.

If reasonably likely changes in your assumptions would have a material effect on the financial condition or operating performance of the company, please disclose and quantify the impact that could result, given the range of reasonably likely outcomes. Refer to the CF Disclosure Guidance Topic 9A Coronavirus (COVID-19) — Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources and Section V. Critical Accounting Estimates, Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Company’s Response:

In future filings, the Company will expand its disclosures about material and relevant items that are reasonably likely to materially impact the estimates of the fair values of its reporting units including the Company’s assumptions regarding the magnitude and duration of the impact of the COVID-19 pandemic on revenue and operations, assumptions regarding discount and terminal growth rates, results of sensitivity analysis as applicable, and changes in estimates, assumptions and methods if relevant during each subsequent reporting period.

If you have any questions concerning this letter, please contact the undersigned at (682) 213-4758.

Sincerely,

/s/ Aimee Williams-Ramey

Aimee Williams-Ramey

cc:     Doug Barnett, Sabre Corporation
David Lopez, Cleary Gottlieb Steen & Hamilton LLP